SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

PRANA BIOTECHNOLOGY LTD

6-K Items

1	Form 4D Half Yearly Financial Report, for the half year ending December 31, 2003

2	Results of Annual General Meeting, dated December 17, 2003

ITEM 1

PRANA BIOTECHNOLOGY LIMITED ABN 37 080 699 065

4D HALF YEARLY FINANCIAL REPORT

for the half year ending 31 December 2003

DIRECTORS REPORT

Your directors submit the financial report of the company for the half-year ended 31 December 2003.

Directors

The names of directors who held office during or since the end of the half-year:

Geoffrey Kempler Colin Masters Brian Meltzer George Mihaly	Executive Chairman Executive Director Non-Executive Director Non-Executive Director	appointed 11 November 1997 appointed 9 December 1999 appointed 9 December 1999 appointed 9 December 1999

Review of Operations

Highlights:

•	PBT-1 publication of successful Phase-2 clinical trials in peer reviewed international science journal “Archives of Neurology”
•	New lead drug candidate identified, preclinical results show PBT-2 exceeds performance of PBT-1. PBT-2 scheduled for Phase-1 clinical trials in third quarter of 2004
•	Collaboration with Panvax Limited and University of Melbourne to discover world’s first Alzheimer’s Vaccine
•	Awarded $1.35 million R&D Start Grant to take PBT-2 through safety testing and Phase 1 clinical trials
•	Successful $5 million capital raising at 70 cents per share

Scientific Milestones:

During December 2003 the company announced publication of the successful pilot Phase 2 trial of PBT-1, in the international peer reviewed scientific journal “Archives of Neurology”. The published trial data indicated that the inactivation of toxic beta amyloid protein in the human brain can significantly slow progress of neurodegenerative diseases such as Alzheimer’s disease.

The completion of the trial and subsequent publication of its results has provided a critical basis for advancing the clinical development of Prana’s suite of new proprietary Metal Protein Attenuating Compounds (“MPACs”). From this library a compound code name PBT-2 has been selected. PBT-2 has outperformed PBT-1 in all scientific evaluation undertaken to date and is currently undergoing toxicity tests, and it is planned to enter a Phase 1 clinical trial later this year.

During the period in review, Prana formed collaboration with Panvax Limited and the University of Melbourne to develop a vaccine for Alzheimer’s disease.

Financial Milestones:

In September of 2003, Prana completed the successful Private Placement of approximately 7.15 million new shares at a subscription price of $0.70 each, to raise $5m for the company. Funds raised are being predominately applied towards the development of PBT-2, examining potential licensing opportunities for the company and the advancement of other disease targets within Prana’s existing areas of interest.

Prana was awarded a second R&D Start grant of $1.35 million to be applied towards the clinical development of PBT-2.

Review of Results

Net loss attributable to members of the company was $4,037,914 (2002 loss: $3,138,115).

NTA Net Assets Intangible Assets Number of Shares on Issue Net Tangible Asset Backing (cents)	31 December 2003 16,572,843 12,038,345 73,485,924 6.17	30 June 2003 15,823,703 12,588,347 66,187,3030 4.89

This report is signed in accordance with a resolution of the Board of Directors.

/s/ Geoffrey Kempler Director Geoffrey Kempler

Dated this 24th day of February 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenues from ordinary activities	up	113.33%	to	1,123,587

Loss from ordinary activities after tax attributable to members	up	28.66%	to	(4,037,914)

Net loss for the period attributable to members	up	28.66%	to	(4,037,914)

Dividends (distributions)	Amount per security		Franked amount per security

Final dividend		n/a		n/a

Previous corresponding period		n/a		n/a

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution)				n/a

Explanation of the above information:

n/a

STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2003

	COMPANY
CURRENT ASSETS	31 December 2003 $	30 June 2003 $
Cash assets	5,620,156	3,463,783
Receivables	454,612	143,823
Other	40,465	52,362

TOTAL CURRENT ASSETS	6,115,233	3,659,968

NON-CURRENT ASSETS
Plant and Equipment	106,439	141,611
Intangible assets	12,038,345	12,588,347

TOTAL NON-CURRENT ASSETS	12,144,784	12,729,958

TOTAL ASSETS	18,260,017	16,389,926

CURRENT LIABILITIES
Payables	1,631,520	541,217
Provisions	48,762	23,831

TOTAL CURRENT LIABILITIES	1,680,282	565,048

NON-CURRENT LIABILITIES
Provisions	6,892	1,175

TOTAL NON-CURRENT LIABILITIES	6,892	1,175

TOTAL LIABILITIES	1,687,174	566,223

NET ASSETS	16,572,843	15,823,703

EQUITY
Contributed equity	21,528,077	16,741,023
Reserves	14,661,942	14,661,942
Accumulated losses	(19,617,176)	(15,579,262)

TOTAL EQUITY	16,572,843	15,823,703

The accompanying notes form part of these financial statements.

STATEMENT OF FINANCIAL PERFORMANCE FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	COMPANY
	31 December 2003 $	31 December 2002 $

REVENUES FROM ORDINARY ACTIVITIES	1,123,587	526,700
Personnel	(1,071,308)	(749,757)
Research and Development	(2,617,876)	(1,060,928)
Intellectual Property	(287,831)	(684,248)
Financial	(133,645)	(137,252)
Amortisation	(550,002)	(550,000)
Computer	(6,828)	(19,107)
Depreciation	(47,930)	(38,982)
Insurance	(31,980)	(33,987)
Office	(73,830)	(66,567)
PR & Marketing	(119,274)	(34,364)
Travelling	(125,239)	(191,912)
Other expenses from ordinary activities	(95,758)	(97,711)

(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	(4,037,914)	(3,138,115)

INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	—	—

(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE	(4,037,914)	(3,138,115)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS	(4,037,914)	(3,138,115)

BASIC EARNINGS PER SHARE
(cents per share)	(5.5)	(5.3)

DILUTED EARNINGS PER SHARE	(5.5)	(5.3)
(cents per share)

The accompanying notes form part of these financial statements.

STATEMENT OF CASHFLOW FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	COMPANY
	31 December 2003 $	31 December 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees	(3,551,117)	(2,725,319)
Interest received	163,692	57,483
AusIndustry grants	65,746	467,945
Neuroscience Victoria	787,500	—
Other	446	—

NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	(2,533,733)	(2,199,891)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for purchases of plant and equipment	(12,757)	(87,812)

NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES	(12,757)	(87,812)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares & other equity securities	5,034,495	148,714
Capital Raising Costs	(296,978)	—

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	4,737,517	148,714

NET INCREASE/(DECREASE) IN CASH HELD	2,191,027	(2,138,989)
Opening Cash Balance	3,463,783	3,585,014
Exchange Rate adjustments	(34,654)	—

Closing Cash Balance	5,620,156	1,446,025

The accompanying notes form part of these financial statements.

NOTES TO ACCOUNTS

Basis of Preparation

The half-year financial report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2003 and any public announcements made by Prana Biotechnology Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the company and are consistent with those applied in the 2003 annual report.

The half-year report does not include full disclosures of the type normally included in the annual financial report.

Going Concern

As at 31 December 2003, the company had cash assets of $5,620,156, recorded a net loss of $4,037,914 for the 6 month period ending 31 December 2003 and a net cash outflow from operating activities for the 6 month period ending 31 December 2003 of $2,533,733. Notwithstanding the net loss and negative cash flow from operations, the directors consider that the going concern basis of accounting is appropriate for the following reasons:
•	the most recently prepared cash flow forecasts prepared by management and reviewed by the directors indicate that the company will have sufficient cash to meet their operating requirements until at least the date of signing the directors’ declaration for the year ending 30 June 2004;
•	the company has 20,000,000 share options on issue with an exercise price of $0.50 which expire 1 December 2004. The directors are confident that a significant portion of these options will be exercised (which have not been included within the company’s cash flow forecasts) on the basis that the company expects to have satisfied a number of its predetermined scientific and business milestones during the course of the next 6 months;
•	the company has consistently raised capital as and when required for its operations and anticipates that it will remain in a position to do so in the future.

Dividends

The company resolved not to declare any dividends in the period ending 31 December 2003.

Segment Information

The company’s activities are predominately within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

Contingent Liabilities

There has been no change in contingent liabilities since the last annual reporting date.

Events Subsequent to Reporting Date

There have been no events after reporting date that have a material effect on this report.

DIRECTORS DECLARATION

The directors of the company declare that:

1.	The financial statements and notes, as set out in pages 4 to 8:

a.	Comply with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and

b.	Give a true and fair view of the company’s financial position as at 31 December 2003 and of its performance for the half-year ended on that date.

2.	In the directors’ opinion there a reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

/s/ Geoffrey Kempler Director Geoffrey Kempler

Melbourne

Dated this 24th day of February 2004

ITEM 2

(ASX: PBT)

17 December 2003

RESULTS OF ANNUAL GENERAL MEETING

The Company wishes to advise that all resolutions contained in the Notice of Meeting were duly carried on a show of hands. In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the Annual General Meeting held today at 9.00am.

Ordinary Business	For	Against	Abstain	Undirected

Resolution 1. Re-election of Prof. Colin Masters	20,687,160	9,000	0	14,102,172

Resolution 2. Approval of Previous Issue of Shares	20,682,860	13,300	0	14,102,172

Resolution 3. Non-Executive Directors Remuneration	18,750,223	1,945,937	0	14,102,172

Resolution 4. Issue of Shares to Mr Brian Meltzer	18,785,557	1,910,603	0	14,102,172

Resolution 5. Issue of Shares to Dr. George Mihaly	18,785,557	1,910,603	0	14,102,172

Resolution 6. Issue of Shares to Prof. Colin Masters	18,835,407	1,860,753	0	14,102,172

On behalf of the Board

Richard Revelins Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: May 26, 2004